                          Citigroup Managed Futures LLC
                           399 Park Avenue, 7th Floor
                               New York, NY 10022
                            Telephone: (212) 559-2011

August 16, 2004

VIA EDGAR AND FEDEX
-------------------

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:      Citigroup Fairfield Futures Fund L.P. II (the "Partnership")
         Registration Statement on Form 10/A-2
         Filed on August 16, 2005
         SEC File No. 0-51282

Dear Sir/Madam:

This letter is provided to the Securities and Exchange Commission (the
"Commission") in connection with the above-referenced filing.

The Partnership acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Partnership. The Partnership further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Partnership represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.

Daniel R. McAuliffe, Jr.
Chief Financial Officer and
Director